Exhibit 99.1

Zhihu Inc. Announces Pricing of Global Offering

BEIJING, China, April 14, 2022 — Zhihu Inc. (NYSE: ZH) (“Zhihu” or the “Company”), the operator of Zhihu, a leading online content community in China, today announced the pricing of the global offering (the “Global Offering”) of 26,000,000 Class A ordinary shares of the Company (the “Sale Shares”) by certain selling shareholders, which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”).

The final offering price for both the International Offering and the Hong Kong Public Offering (the “Offering Price”) has been set as HK$32.06 per Sale Share. Based on the ratio of two NYSE-listed American depositary shares (“ADSs”) per one Class A ordinary share, the Offering Price translates to US$2.06 per ADS based on an exchange rate of HK$7.7996 to US$1.00 as of the year end of 2021 for illustration purposes.

In addition, certain selling shareholders have granted an over-allotment option to the international underwriters, exercisable by the joint global coordinators on behalf of the international underwriters, until the 30th day after the last day for lodging applications under the Hong Kong Public Offering, to require these selling shareholders to sell up to an aggregate of 3,900,000 additional Sale Shares at the Offering Price.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class A ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on or about Friday, April 22, 2022 under the stock code “2390.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The entire shares of the Global Offering are comprised of Sale Shares to be sold by certain selling shareholders, with gross proceeds of HK$833.6 million assuming the over-allotment option is not exercised. The Company will not receive any of the net proceeds from the Global Offering. The selling shareholders will receive all the net proceeds of the Global Offering.

Credit Suisse (Hong Kong) Limited, J.P. Morgan Securities (Far East) Limited, China International Capital Corporation Hong Kong Securities Limited, and CMB International Capital Limited are the joint sponsors for the proposed Global Offering. Credit Suisse (Hong Kong) Limited, J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited, and CMB International Capital Limited are the joint global coordinators for the proposed Global Offering. Credit Suisse (Hong Kong) Limited, J.P. Morgan Securities (Asia Pacific) Limited, J.P. Morgan Securities LLC (in relation to the International Offering only), China International Capital Corporation Hong Kong Securities Limited, CMB International Capital Limited, CCB International Capital Limited, and Haitong International Securities Company Limited are the joint bookrunners and joint lead managers for the proposed Global Offering.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus. The accompanying prospectus is included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2022, which automatically became effective upon filing. The automatic shelf registration statement on Form F-3 and the preliminary prospectus supplement dated April 8, 2022 are available on the SEC’s website at http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Credit Suisse (Hong Kong) Limited, Level 88, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, Attention: Prospectus Department, by email at newyork.prospectus@credit-suisse.com, J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at +1 (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com, China International Capital Corporation Hong Kong Securities Limited, 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, Attention: Project Viking, by telephone at +852 2872-2000 or by email at ib_viking@cicc.com.cn, CMB International Capital Limited, 45/F Champion Tower, 3 Garden Road, Central, Hong Kong, Attention: CMBI, by telephone at +852 3900-0888 or by email at ProjectViking@cmbi.com.hk.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Sale Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) have been contained in the Hong Kong prospectus of the Company dated April 11, 2022.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH) is the operator of Zhihu, a leading online content community in China, dedicated to empowering people to share knowledge, experience, and insights, and to find their own answers. Zhihu fosters a vibrant online community where users contribute and engage while respecting diversity and valuing constructiveness by promoting a culture of sincerity, expertise, and respect developed through years of cultivation. Zhihu is China’s largest Q&A-inspired online community and one of the top five Chinese comprehensive online content communities, both in terms of average mobile monthly average users and revenue in 2021. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “future,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: zhihu@tpg-ir.com